FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 5 May 2005


                               File no. 0-17630


                              CRH Result of AGM



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Result of AGM


CRH plc ("the Company")

5th May 2005


Annual General Meeting held on Wednesday, 4th May 2005



All Resolutions proposed at the Annual General Meeting of the Company held on 4th May 2005 were duly passed, including resolutions to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's issued Ordinary/Income shares and in relation to the maximum and minimum prices at which treasury shares may be re-issued off-market by the Company. All Resolutions passed were items of Ordinary business.


Enquiries:

Contact

Angela Malone

Company Secretary

Ph.: +353 1 6344 340






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)




Date: 5 May, 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director